Exhibit 99.1

NOMAD FOODS TO HOLD ITS 2017 ANNUAL MEETING OF SHAREHOLDERS ON JUNE 19, 2017

-Nomad Foods Annual Report Available to Shareholders-

Feltham, England — May 17, 2017. Nomad Foods Limited (“Nomad Foods” or the “Company”) today announced that it will hold its 2017 annual meeting of shareholders (the “Annual Meeting”) at its London headquarters located at No. 5 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA on June 19, 2017, at 9:00 a.m. London time. The Company’s board of directors fixed the close of business on May 5, 2017 as the record date for shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment or postponement thereof.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2016 (the “annual report”), with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report can be accessed through the Investor Relations—SEC Filings link on its website, www.nomadfoods.com, as well as on the SEC’s website at www.sec.gov. The notice of the 2017 annual meeting of shareholders and the proxy statement related to the meeting are also available through the Company’s website at www.nomadfoods.com. Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting the Company at Nomad Foods Limited, No. 5 New Square, Bedfont Lakes Business Park Feltham, Middlesex TW14 8HA, Attention: Investor Relations.

About Nomad Foods

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus.

Primary IR Contact

John Mills, Partner

ICR, Inc.

Phone: 646-277-1254

E-mail: John.Mills@icrinc.com

Important Regulatory Notice

This announcement contains “forward-looking statements”. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes” “believes”, “estimates”, “anticipates”, “expects”, “intends”, “hopes”, “may”, “would”, “should”, “could”, “will”, “plans”, “predicts” and “potential”, as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this announcement relate to the Company’s expectation to hold its annual meeting of shareholders. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results.